Exhibit 2.1

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

General

The authorized and registered share capital of CollPlant Biotechnologies Ltd. (the “Company”) is NIS 45,000,000 divided into 30,000,000 ordinary shares, nominal (par) value NIS 1.50 each.

The Nasdaq Global Market

Our ordinary shares are listed on The Nasdaq Capital Market under the symbol “CLGN”.

Memorandum and Articles of Association

Articles of Association

The following are summaries of material provisions of our articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Purposes and Objects of the Company

Our purpose as set forth in our articles of association is to engage in any lawful activity.

Registration Number

Our registration number with the Israeli Registrar of Companies is 52-0039785.

Voting Rights and Conversion

All ordinary shares have identical voting and other rights in all respects.

Transfer of Shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law, or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors.

Under our Articles, our board of directors must consist of not less than three but no more than twelve directors, which includes two external directors, as may be required under the Companies Law. Pursuant to our Articles, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. Each director will serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation, or removal by a vote of the majority voting power of our shareholders at a general meeting of our shareholders or until his or her office expires by operation of law, in accordance with the Companies Law. In addition, our Articles allow our board of directors to appoint, with immediate effect or for a future date, additional director(s) who will serve until the Company’s next annual general meeting, provided that the total number of directors that shall serve will not exceed the maximum number of directors permitted under our Articles.

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the two most recent fiscal years, according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or we may otherwise only distribute dividends that do not meet such criteria only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors or the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due, which is referred to as the Solvency Test. Pursuant to regulations promulgated under the Companies Law, Israeli companies listed on certain non-Israeli stock exchanges, including the Nasdaq, may distribute a dividend by way of a share repurchase program (buy-back) if the company does not meet the profit test, without seeking the approval of the court, subject to the following conditions: (i) the company meets the Solvency Test; and (ii) the company provides a notice to certain creditors of its intention to distribute a dividend by way of a share repurchase program without meeting the profit test and no such creditor submits an objection within 30 days of the notice (otherwise, court approval would be required for such distribution in accordance with the requirements of the Israeli Companies Law).

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our articles of association as extraordinary general meetings. Our board of directors may call extraordinary general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine.

In addition, the Companies Law and the regulations promulgated thereunder provide a relief to companies listed on certain non-Israeli stock exchanges, such as ourselves, under which the board of directors is required to convene an extraordinary general meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 10% or more of our outstanding issued shares and 1% of our outstanding voting power or (b) 10% or more of our outstanding voting power (instead of a 5% threshold set under the Companies Law with respect to public companies whose shares are traded on the Tel Aviv Stock Exchange alone). Such relief does not apply if the law of the foreign country in which such company's shares are traded establishes a right to demand the convening of a meeting for those who hold a percentage of less than 10%. Nonetheless, our articles of association adopt the provisions of the Companies Law that apply to public companies whose shares are traded on the Tel Aviv Stock Exchange, as aforementioned.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting (and, with respect to companies listed on certain non-Israeli stock exchanges, including the Nasdaq, such as ourselves, up to 60 days prior to the date of the meeting). Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our articles of association;

●	appointment or termination of our auditors;

●	appointment of external directors;

●	approval of certain related party transactions;

●	increases or reductions of our authorized share capital;

●	a merger; and

●	the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law and the regulations thereof require that a notice of any annual general meeting or extraordinary general meeting be provided to shareholders at least 21 days or 14 days, as applicable, prior to the meeting and if the agenda of the meeting includes, for example, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

One or more shareholders holding at least 1% of the voting rights in the general meeting are entitled to request the company’s board of directors to include a proposal on the agenda of a general meeting, provided that the proposal is appropriate to be discussed at a general meeting. Regulations promulgated under the Companies Law provide that such a request should be provided between three to seven days following the notice on the convening of the general meeting, depending on the items on the agenda of such meeting. Pursuant to regulations promulgated under the Israeli Companies Law which apply to companies listed on certain non-Israeli stock exchanges, such as ourselves, a shareholder who wishes to add an item to the agenda of a general meeting which entails the proposal of a candidate to serve as a director on the board of directors, may do so if such shareholders holds 5% or more of our voting rights (instead of 1%).

All shareholder decisions are to be taken by votes in a shareholders’ meeting. Under the Companies Law and our articles of association, shareholders are not permitted to take action via written consent in lieu of a meeting.

Voting Rights

Quorum Requirements

Pursuant to our articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. As a foreign private issuer, the quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy, or written ballot who hold or represent between them at least 20% of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time or date if so specified in the notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Requirements

Our Articles provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our Articles. Under the Companies Law, the primary types of engagements or transactions that require approval of our shareholders by a special majority include the following: (i) the approval of an extraordinary transaction with a controlling shareholder or the approval of the terms of employment or other engagement of a controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary), each of which requires the approval described under “Directors, Senior Management and Employees—Board Practices—Approval of Related Party Transactions Under Israeli Law—Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions” in our most recent Annual Report on Form 20-F; (ii) the approval of our compensation policy for directors and officers, or the approval of compensation terms to a director or officer which deviate from the terms of the compensation policy, which requires the approval described under “Directors, Senior Management and Employees—Board Practices—Committees of the Board of Directors—Compensation Committee”, which we refer to as the Special Majority for Compensation; (iii) the approval of the terms of employment of our CEO, which requires the approval of our shareholders by a Special Majority for Compensation; and (iv) the appointment of our external directors, to the extent that such external directors shall serve on our board of directors, which requires the approval of a majority vote of the shares present and voting at a meeting of shareholders, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders of the company or have a personal interest in the approval of the item, other than a personal interest that is not as a result of relations with the controlling shareholder participating in the voting; or (b) the total number of shares out of the shareholders detailed in section (a) who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights.

Access to Corporate Records

Under the Companies Law, shareholders are provided access to: minutes of our general meetings; our shareholders register and principal shareholders register, articles of association and financial statements; and any document that we are required by law to file publicly with the Israeli Companies Registrar. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Modification of Class Rights

Under the Companies Law and our articles of association, the rights attached to any class of share, such as voting, liquidation, and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in our articles of association.

Registration Rights

Concurrently with the execution of the convertible loan agreements entered into in 2019 with Ami Sagy and certain U.S. Investors, or the 2019 Financing, we entered into Registration Rights Agreements with each of Ami Sagi and the U.S. Investors. Pursuant to the Registration Rights Agreements, we granted one demand registration right to each of Mr. Sagi and the U.S. Investors, which expired in October 2021. In addition, we granted to each of Mr. Sagi and the U.S. Investors F-3 shelf registration rights pursuant to which Mr. Sagi and the U.S. Investors can demand the filing of a shelf registration statement or a public offering under such shelf registration statement, but not more than twice during any 12-month period. We also granted to Mr. Sagi and the U.S. Investors certain piggyback registration rights.  All registration rights granted relate to ordinary shares held by Mr. Sagi and the U.S. Investors as well as the ordinary shares to be issued upon exercise of any warrants issued to Mr. Sagi and the U.S. Investors in the 2019 Financing.

As part of the Registration Rights Agreements, we granted customary indemnification rights pursuant to which we undertook to indemnify Mr. Sagi and the U.S. Investors, as the case may be, from and against all Losses (as such term is defined in the Registration Rights Agreements) arising out of or relating to any untrue or alleged untrue statement or omission or alleged omission of a material fact contained in a registration statement and violations of securities laws in connection with the Registration Rights Agreements. Moreover, Mr. Sagi and the U.S. Investors undertook to indemnify us, severally and not jointly, from and against all Losses arising out of or relating to any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact contained in any registration statement, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by Mr. Sagi or the U.S. Investors, as the case may be.

We further undertook to bear all fees and expenses incident to the performance of or compliance with the Registration Rights Agreements, whether or not any registerable securities are sold pursuant to a registration statement. This will include all registration and filing fees, printing expenses, communication and delivery expenses, fees and disbursements of counsel for the Company, Securities Act liability insurance (should we desire such insurance), and the fees and expenses of all other persons retained by us in connection with the consummation of the Registration Rights Agreements.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would, as a result, hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If (i) the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (ii) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting rights in the company, provided that there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) outstanding shares representing at least 5% of the voting power of the company will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Under the Companies Regulations (Relief for Public Companies whose Shared are Traded on Exchanges outside of Israel), the above requirements for a special tender offer do not apply in instances whereby according to the laws of the foreign jurisdiction there are limitations regarding the acquisition of a controlling interest in the company of any specified portion or the acquisition of a controlling interest of any specified portion necessitates an offer by the potential acquirer of a controlling interest to acquire shares from amongst the publicly traded shares.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shareholders, and, in the case of the target company, a majority vote of each class of its shares voted on the proposed merger at a shareholders meeting.

The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether, in its opinion, there exists a reasonable concern that, as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, taking into account the financial condition of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders of the target company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Borrowing Powers

Pursuant to the Companies Law and our articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in Capital

Our articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting by voting on such change in the capital. In addition, certain transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

Debt Securities

We do not have any debt securities that are registered under Section 12 of the Securities Act.

Warrants and Rights

We do not have any warrants or rights that are registered under Section 12 of the Securities Act.

Other Securities

We do not have any other securities that are registered under Section 12 of the Securities Act.